



April 22, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 096/2003**

  Subject: Notification of Acquisition of Assets of ArcCyber Company Limited
  Date: April 22, 2003

SUPPL

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jatanathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



April 22, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 096/2003**

  Subject: The Notification of Acquisition of Assets of ArcCyber Company Limited
  Date: April 22, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jatanathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 22, 2003

AIS 096/2003

April 22, 2003

Subject: Notification of Acquisition of Assets of ArcCyber Company Limited

To: The President
Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform you that the Company has entered into Asset Purchase Agreement with ArcCyber Company Limited (ArcCyber), which is a connected transaction, that detailed as follows:

Date of Transaction		April 22, 2003
Parties involved	Buyer:	Advanced Info Service Public Company Limited
	Seller:	ArcCyber Company Limited
Relationship		The Company is 43.06% owned by Shin Corporation Public Company Limited. ArcCyber is 47.50% owned by AD Venture Company Limited, which is 90.91% owned by Shin Corporation Public Company Limited.

General Characteristics of the Transaction

The Company acquires all of the assets and computer equipments of ArcCyber in order to use for a computer center to support the expansion of the Company's business. Total assets value is Baht 41.43 million based on the selected auction. The source of payment is paid from the Company's working capital.

Connected Transaction and its Conditions

The entering into Asset Purchase Agreement of the Company, is not considered being the acquisition and disposition of assets of listed company, but that is considered being a connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) in relation to rules, procedures and disclosure of connected transactions of listed company. The size of transaction is 0.125% of net tangible assets of the Company and its subsidiaries, as of December 31, 2002, which is over 0.03% but less than 3.00% of net tangible assets of the Company and its subsidiaries, thus the Company is required to report the transaction to the SET.